Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As successor by merger, effective October 1, 2009, of the registered public accounting firm Rotenberg & Co. LLP, we hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Nos. 333-155048, 333-163454, 333-117558 and 333-132031) and all documents to be filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of such registration statement and until all of the common stock to which such registration statement relates has been sold or the offering is otherwise terminated of our report dated March 27, 2008 for the year ended December 31, 2007 relating to the consolidated financial statements of HQ Sustainable Maritime Industries, Inc. which has been included in the Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ EFP Rotenberg, LLP
EFP Rotenberg, LLP

Rochester, New York

March 12, 2010